manatt manatt | phelps | phillips	Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (650) 812-1386 E-mail: cmiller@manatt.com

May 5, 2006	34172-037

VIA EDGAR

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Focus Enhancements, Inc.

Registration Statement on Form S-3

Filed April 13, 2006

File No. 333-133291

Dear Ms. Jacobs:

In response to the comment letter received on May 4, 2006 in reference to the aforementioned registration statement, please be advised as follows:

1.             We will revise footnote 8 in our prospectus to be filed pursuant to Rule 424(b)(3) to indicate that Ingalls & Snyder Value Partners L.P. is an affiliate of a broker- dealer.

2.             We also hereby confirm that the reference in Exhibit 5 to the corporate laws of the State of Delaware includes other Delaware statutory provisions as well as the Delaware Constitution and reported judicial decisions interpreting these laws.

Do not hesitate to call should you need any additional information.

Very truly yours,
/s Craig D. Miller
Craig D. Miller

CDM:ksa

1001 Page Mill Road, Building 2, Palo Alto, California  94304-1006   Telephone:  650.812.1300  Fax:  650.213.0260

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